UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-34961

SYSWIN INC.

(Translation of registrant’s name into English)

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mr. Chen Continues Repurchasing ADSs Pursuant to the US$2 Million Share Repurchase Program

On June 4, 2012, Mr. Liangsheng Chen (“Mr. Chen”), the CEO and Director of SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”) continued repurchasing American Depositary Shares of the Company (“ADS”), each representing four SYSWIN ordinary shares, pursuant to the US$2 million share repurchase program that was adopted on March 19, 2012. As of such date, approximately US$1.2 million remained available for repurchase under that program.

Cautionary Note About Forward-looking Statements:

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this report is as of the date of report, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 5, 2012

Syswin Inc.

By:	/s/ Ray Han
Name:	Ray Han
Title:	Chief Financial Officer

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